data.world, Inc.
2025 RESTRICTED STOCK UNIT PLAN
RESTRICTED STOCK UNIT AWARD
Contingent upon the close of the proposed transaction between ServiceNow, Inc. (“ServiceNow”) and data.world, Inc. (the “Company” and such transaction, the “Proposed Transaction”) for which ServiceNow and the Company have entered into an Agreement and Plan of Merger dated May 6, 2025 (the “Merger Agreement”), and your continued services with the Company through the close of the Proposed Transaction, you (“Participant”) will be granted an award of Restricted Stock Units (“RSUs”) under the data.world, Inc. 2025 Restricted Stock Unit Plan (the “Plan”) subject to the terms and conditions of the Plan and this Restricted Stock Unit Award Agreement (this “Agreement”). Each RSU represents the right to receive one Share on the terms and conditions set forth in the Plan and in this Agreement. Unless otherwise defined herein, the terms defined in the Plan shall have the same meanings in this Agreement.
1.Details of Award.

Participant:	[insert name]
Grant ID Number:	[insert]
Grant Value	[Insert]
Number of RSUs:	[insert]
Date of Grant:	[●], 2025
Vesting Schedule:
If the Merger Agreement is terminated, no RSUs will be granted or will be eligible to vest. The grant and vesting of any RSUs is contingent upon the closing of the Proposed Transaction (the “Closing”) no later than August 30, 2025 (the “Closing Deadline”). If the Closing does not occur on or before the Closing Deadline, no RSUs will be granted or will be eligible to vest, and the RSUs will be automatically forfeited and cancelled immediately following the Closing Deadline or upon any earlier date that the Merger Agreement is terminated.

Subject to the limitations set forth in this Agreement and the Plan, the vesting schedule applicable to the RSUs will depend on the number of RSUs subject to the award, taking into consideration any adjustment to the number of RSUs as a result of the Proposed Transaction (“Relevant Adjustment”), the RSUs will be eligible to vest as follows:
•[The RSUs will vest over the four year period following the Closing in sixteen (16) equal quarterly installments (6.25% each quarter), with the first quarterly vesting to occur on the 15th day of the month of February, May, August or November, whichever arrives first on or after the third (3rd) month following the Closing, provided that (i) to the extent that the Number of RSUs (after any Relevant Adjustment) is 24 or greater but fewer than 48, Participant’s RSUs will vest over four years in equal bi-annual installments (12.5% every other quarter), with the first bi-annual vesting to occur on the 15th day of the month of February, May, August or November, whichever arrives first on or after the sixth (6th) month following the Closing; and (ii) to the extent that the Number of RSUs (after any Relevant Adjustment) is fewer than 24, Participant’s RSUs will vest over four years in equal annual installments (25% each year), with the first annual vesting to occur on the 15th day of the month of February, May, August or November, whichever arrives first on or after the twelfth (12th) month following the Closing, subject, in each case, to Participant’s continued Service through each applicable vesting date.][1]
•[The RSUs will vest over the four year period following the Closing with (i) 25% vesting on the 15th day of the month of February, May, August or November, whichever arrives first on or after the first anniversary of the Closing and (ii) 75% vesting in equal quarterly installments over the subsequent three years (i.e., 1/12 each quarter), subject to Participant’s continued Service through each applicable vesting date.][2]

____________________ [1]Note to Draft: For non-key employees. [2]Note to Draft: For key employees.

If Participant’s Service Terminates for any reason, all unvested RSUs shall be forfeited to the Company forthwith, and all rights of Participant to such RSUs shall immediately terminate without payment of any consideration to Participant. In case of any dispute as to whether termination of Service has occurred, the Board shall have sole discretion to determine whether such termination of Service has occurred and the effective date of such termination of Service.

Settlement:
The RSUs shall be settled on or as soon as administratively practicable following each vest date under the vesting schedule set forth in this Agreement, provided that, Participant continues to provide Services to the Company or any Subsidiary or Affiliate through such vest date. Settlement of RSUs shall be in Shares. Settlement of RSUs refers to the issuance of Shares once the RSUs are vested. If an RSU is vested, the Company will deliver one Share for such RSU at the time of settlement specified herein.
The form of any delivery of Shares (e.g., a Share certificate or electronic entry evidencing such Shares) shall be determined by the Company.
No Shares shall be issued to the Participant upon settlement of these RSUs unless and until the Company has determined that (i) the Company has taken any actions required to register the Shares under the Securities Act or to perfect an exemption from the registration requirements thereof; (ii) any applicable listing requirement of any share exchange or other securities market on which the Shares are listed has been satisfied; and (iii) any other applicable provision of law has been satisfied. The Company shall not have any liability to issue Shares in respect of the RSUs unless it is able to do so in compliance with applicable law.
No cash consideration shall be required of Participant in connection with the grant of the RSUs.

2.Withholding Taxes. Participant acknowledges that, regardless of any action taken by the Company or, if different, Participant’s employer (the “Employer”) the ultimate liability for all income tax, social security contributions, wage tax, fringe benefits tax, payment on account or other tax-related items related to Participant’s participation in the Plan and legally applicable to Participant (“Tax-Related Items”), is and remains Participant’s responsibility and may exceed the amount actually withheld by the Company or the Employer, if any. Participant further acknowledges that the Company and/or the Employer (a) make no representations or undertakings regarding the treatment of any Tax-Related Items in connection with any aspect of the RSU, including, but not limited to, the grant, vesting or settlement of the RSU and the subsequent sale of Shares acquired pursuant to such settlement; and (b) do not commit to and are under no obligation to structure the terms of the grant or any aspect of the RSU to reduce or eliminate Participant’s liability for Tax-Related Items or achieve any particular tax result. Further, if Participant is subject to Tax-Related Items in more than one jurisdiction, Participant acknowledges that the Company and/or the Employer (or former employer, as applicable) may be required to withhold or account for Tax-Related Items in more than one jurisdiction.
Prior to any relevant taxable or tax withholding event, as applicable, Participant agrees to make adequate arrangements satisfactory and to provide information to the Company and/or the Employer to satisfy all Tax-Related Items. In this regard, Participant authorizes the Company and/or the Employer, or their respective agents, at their discretion, to satisfy the obligations with regard to all Tax-Related Items by one or a combination of the following:
(i)withholding from Participant’s wages or other cash compensation paid to Participant by the Company and/or the Employer;
(ii)withholding from proceeds of the sale of Shares acquired upon settlement of the RSU either through a voluntary sale or through a mandatory sale arranged by the Company (on Participant’s behalf pursuant to this authorization);
(iii)withholding in Shares to be issued upon settlement of the RSU, provided the Company only withholds the amount of Shares necessary to satisfy the minimum statutory withholding amounts;
(iv)Participant’s payment of a cash amount (including by check representing readily available funds or a wire transfer); or
(v)any other arrangement approved by the Board and permitted under applicable law;
The Company and/or the Employer may withhold or account for Tax-Related Items by considering statutory or other withholding rates, including minimum or maximum rates applicable in Participant’s jurisdiction(s). In the event of over-withholding, Participant may receive a refund of any over-withheld amount in cash (with no entitlement to the equivalent in Shares), or if not refunded, Participant may seek a refund from the local tax authorities. In the event of under-withholding, Participant may be required to pay any additional Tax-Related Items directly to the applicable tax authority or to the Company and/or Employer. If the obligation for Tax-Related Items is satisfied by withholding in Shares, for tax purposes, Participant is deemed to have been issued the full number of Shares subject to the vested RSU, notwithstanding that a number of the Shares are held back solely for the purpose of paying the Tax-Related Items. The Fair Market Value of these Shares, determined as of the effective date when taxes otherwise would have been withheld in cash, will be applied as a credit against the Tax-Related Items withholding.
Finally, Participant agrees to pay to the Company and/or the Employer any amount of Tax-Related Items that the Company and/or the Employer may be required to withhold or account for as a result of Participant’s participation in the Plan that cannot be satisfied by the means previously described. The Company may refuse to issue or deliver the Shares or the proceeds of the sale of Shares, if Participant fails to comply with Participant’s obligations in connection with the Tax-Related Items.
3.Nature of Grant. By accepting the grant, Participant acknowledges, understands and agrees that:
(a)the grant of the RSUs is exceptional, voluntary and occasional and does not create any contractual or other right to receive future grants of RSUs, or benefits in lieu of RSUs, even if RSUs have been granted in the past;
(b)the RSUs grant and Participant’s participation in the Plan shall not create a right to employment or be interpreted as forming or amending an employment or service contract with the Company, the Employer or any Parent, Subsidiary or Affiliate;
(c)Participant is voluntarily participating in the Plan;
(d)the RSUs and the Shares subject to the RSUs, and the income and value of same, are extraordinary items that do not constitute compensation of any kind for services of any kind rendered to the Company or the Employer, and which is outside the scope of Participant’s employment or service contract, if any;
(e)the RSU and the Shares subject to the RSUs, and the income and value of same, are not intended to replace any pension rights or compensation;
(f)the RSU and the Shares subject to the RSUs, and the income and value of same, are not part of normal or expected compensation for any purpose, including of calculating any severance, resignation, termination, redundancy, dismissal, end-of-service payments, bonuses, long-service awards, leave-related payments, pension, retirement or welfare benefits or similar mandatory payments;
(g)the future value of the underlying Shares is unknown, indeterminable and cannot be predicted with certainty;
(h)Participant acknowledges and agrees that neither the Company nor any Parent, Subsidiary or Affiliate shall be liable for any foreign exchange rate fluctuation that may affect the value of the RSUs or of any amounts due to Participant pursuant to the settlement of the RSUs or the subsequent sale of any Shares acquired upon settlement; and
(i)no claim or entitlement to compensation or damages shall arise from forfeiture of the RSUs resulting from Participant’s termination of Service.

4.Conditions to Issuance; Compliance with Laws and Regulations. The grant of RSUs to Participant will not be effective unless the grant of such RSUs are in compliance with all applicable laws, rules, and regulations of any governmental body, and the requirements of any stock exchange or automated quotation system upon which the Shares may then be listed or quoted. Notwithstanding any other provision in this Plan, the Company will have no obligation to issue or deliver certificates for Shares under this Plan prior to: (a) obtaining any approvals from governmental agencies that the Company determines are necessary or advisable and/or (b) completion of any registration or other qualification of such Shares under applicable laws or ruling of any governmental body that the Company determines to be necessary or advisable.
5.Severability. If one or more provisions of this Agreement are held to be unenforceable, the parties agree to renegotiate such provision in good faith. In the event that the parties cannot reach a mutually agreeable and enforceable replacement for such provision, then (a) such provision shall be excluded from this Agreement, (b) the balance of this Agreement shall be interpreted as if such provision were so excluded, and (c) the balance of this Agreement shall be enforceable in accordance with its terms.
6.Electronic Delivery of All Plan Documents and Disclosures. The Company may, in its sole discretion, decide to deliver any documents related to current or future participation in the Plan by electronic means.
7.Exchange Control, Foreign Asset/Account and/or Tax Reporting. Participant’s country of residence may have certain foreign asset/account and/or tax reporting requirements which may affect his or her ability to acquire or hold RSUs under the Plan or cash received from participating in the Plan (including sales proceeds arising from the sale of Shares) in a brokerage or bank account outside Participant’s country. Participant may be required to report such amounts, assets or transactions to the tax or other authorities in his or her country. Participant also may be required to repatriate sale proceeds or other funds received as a result of his or her participation in the Plan to his or her country through a designated bank or broker and/or within a certain time after receipt. In addition, Participant may be subject to tax payment and/or reporting obligations in connection with any income realized under the Plan and/or from the sale of Shares. Participant acknowledges that he or she is responsible for ensuring compliance with such regulations and should speak with her or her personal legal and tax advisors, as applicable, regarding this matter.
8.Acknowledgement. The Company and Participant agree that the RSUs are granted under and governed by this Agreement and the provisions of the Plan. By accepting (whether in writing, electronically or otherwise) the RSUs, Participant acknowledges and agrees to the following:
•Participant acknowledges that this grant of RSUs is contingent on the closing of the Proposed Transaction between the Company and ServiceNow. In the event the Proposed Transaction does not close, the RSUs will not be granted and the terms of this Agreement will immediately terminate without any further action by the parties.
•Participant acknowledges that in the event the Proposed Transaction closes, all RSUs granted pursuant to this Agreement will be assumed by ServiceNow and converted into an award of restricted stock units in respect of shares of common stock of ServiceNow pursuant to the terms of Section 1.8(b) of the Merger Agreement and having substantially the same terms and conditions (including with respect to vesting, settlement and termination-related provisions). Participant acknowledges they will be required to provide a waiver of any claims or damages against the Company with respect to the RSUs.
•Participant acknowledges that they will continue to vest in the RSUs pursuant to this Agreement only by continuing Service as an Employee, Director or Consultant of the Company or Parent, Subsidiary or Affiliate.
•To the extent permitted by applicable law, Participant agrees and acknowledges that the Vesting Schedule may change prospectively in the event that Participant’s Service status changes and/or in the event Participant is on a leave of absence, in accordance with Company policies relating to work schedules and vesting of Awards or as determined by the Board to the extent permitted by applicable law.
•Participant also understands that this Agreement is subject to the terms and conditions of the Plan, which is incorporated herein by reference. Participant has read both this Agreement and the Plan.
•Participant acknowledges receipt of a copy of the Plan and has carefully read and is familiar with the Plan provisions.
9.Applicable Law. This Agreement shall be governed by and construed in accordance with the laws of Delaware (excluding its conflict of laws rules).
Participant must affirmatively accept this Agreement by signing the Agreement and emailing the same back to [insert name and email address] by [insert date].

COMPANY: data.world, Inc. By:_____________________________ Name: [Brett Hurt] Title: [Chief Executive Officer] Date: [●], 2025 PARTICIPANT Signature:__________________________ Name: [●] Date: [●], 2025